UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Quanterix Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38319
(State or other jurisdiction of incorporation)	(Commission file number)

900 Middlesex Turnpike, Billerica, MA 01821
(Address of principal executive offices, zip code)

Vandana Sriram

Chief Financial Officer

(617) 301-9400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1	Conflicts Mineral Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD is filed by Quanterix Corporation (“Quanterix” or, the “Company”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of this assessment. These requirements apply to registrants whether or not the Conflict Minerals in their supply chain originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether or not they fund armed conflict.

Company Overview

Quanterix is a life sciences company that has developed next-generation, ultra-sensitive digital immunoassay platforms that advance life sciences research and diagnostics. Our platforms are based on our proprietary digital “Simoa” detection technology and enable customers to reliably detect protein biomarkers at ultra-low concentrations in blood, serum and other fluids that, in many cases, are undetectable using conventional, analog immunoassay technologies. The ability of our Simoa platforms to detect proteins in the femtomolar range is enabling the development of novel therapies and diagnostics and has the potential to facilitate a paradigm shift in healthcare from an emphasis on treatment to a focus on earlier detection, monitoring, prognosis, and, ultimately, prevention. Our Simoa platforms have achieved significant scientific validation and commercial adoption, and our Simoa technology has been cited in more than 2,900 scientific publications in areas of high unmet medical need and research interest such as neurology, oncology, cardiology, infectious disease, and inflammation.

Products Overview

The Company has three categories of products: (1) reagents and consumables; (2) instruments; and (3) spare parts for instruments. Based upon the Company’s internal assessment, the reagents and consumables have been determined not to contain any Conflict Minerals as they contain only plastics, water, salts, dyes, nucleic acids and other non-Conflict Mineral components.

The Company currently sells three instruments as part of its Simoa platform: (i) the HD-X Analyzer, (ii) the SP-X Imaging and Analysis System and (iii) the SR-X Biomarker Detection System. These instruments have the potential to contain Conflict Minerals necessary to their functionality or production as they contain printed circuit assemblies and other electromechanical components that are generally known to contain small amounts of tin, tungsten, tantalum or gold. Spare parts are purchased and used for the maintenance and repair of instruments previously sold to the Company’s customers and also have the potential to contain Conflict Minerals.

Reasonable Country of Origin Inquiry

We do not directly source any Conflict Minerals from mines, smelters or refiners. Accordingly, our reasonable country of origin inquiry (“RCOI”) was initiated by sending surveys to our direct suppliers of materials for our products that we determined were likely to contain Conflict Minerals. The suppliers surveyed were asked to complete and return the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) version 6.01 or higher. Communications sent to the suppliers included the CMRT, as well as access to educational material on conflict minerals and assistance on how to complete the reporting template. We reviewed the responses that we received from our suppliers and followed up by email and/or telephone with those suppliers who did not respond to our requests for information. Overall, we received completed CMRTs from 44 of the 50 suppliers we contacted, an 88% response rate, representing approximately 98% of the in-scope spend.

Based on the results of our RCOI, we determined that certain suppliers may have sourced components or materials that contained necessary Conflict Minerals originating from a Covered Country. We exercised further due diligence and identified approximately 362 smelters and refiners that appear on the RMI Smelter Reference List from which our suppliers may have sourced Conflict Minerals from Covered Countries. While a majority of those smelters and refiners have completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized standard, a number of the identified smelters and refiners were not conformant with the RMAP standard or an equivalent cross-recognized standard.

Our due diligence process is based on requesting information from our direct suppliers, with those suppliers requesting similar information from their suppliers and so on, up the supply chain, in an effort intended eventually to identify the original sources of the necessary Conflict Minerals. However, those who purchase Conflict Minerals directly from smelters or refiners may not be able to discern which of its product lines include specific Conflict Minerals from each smelter or refiner, and so it is common practice for such purchasers to list all smelters and refiners they may purchase from within the reporting period. Consequently, we cannot be certain that the identified smelters and refiners supplied Conflict Minerals for parts and components supplied to us rather than to other customers. In addition, our suppliers’ CMRTs primarily provided information at the company level and not at the product level. More generally, the amount of reliable information available globally on the traceability and sourcing of Conflict Minerals is limited, which presents another challenge to our ability to precisely track any Conflict Minerals back to their source and origin. Given the foregoing limitations, we were unable to identify the specific smelters or refiners from which any Conflict Minerals in our products were extracted or refined or the mines from which the Conflict Minerals originated. Further, we cannot confirm if all such smelters or refiners are conformant with the RMAP standard or an equivalent cross-recognized standard.

Based on the foregoing, and in light of the limitations explained above, Quanterix cannot at this time draw any definitive conclusions about the countries of origin for, or the RMAP conformant status of, the identified smelters and refiners that may be necessary to its products’ functionality or production.

In accordance with the Rule, we have filed disclosures under paragraphs (a) and (b) of Item 1.01 of Form SD. In addition, the disclosure contained in this Form SD is available in the “Investors – Financial Information - SEC Filings” section of the Company’s website at http://www.quanterix.com. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the SEC.

Item 1.02	Exhibit

Not applicable.

Section 2	Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3	Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Quanterix Corporation

By:	/s/ Vandana Sriram
Name:	Vandana Sriram
Title:	Chief Financial Officer

Date:	May 31, 2024